UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 11-K

[X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
         OF 1934

For the fiscal year ended                       December 31, 2002
                              -------------------------------------------------
or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to
                               ---------------------   ------------------------
Commission file number                        1-10683
                      ---------------------------------------------------------
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                    MBNA Corporation 401(k) Plus Savings Plan
-----------------------------------------------------------------------------

 B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                MBNA Corporation
                                1100 King Street
                         Wilmington, Delaware 19984-0131
 ------------------------------------------------------------------------------























MBNA CORPORATION 401(k) PLUS SAVINGS PLAN

Index to Financial Statements, Supplemental Schedule, and Exhibits

                                                                           Page
                                                                           ----


    Report of Independent Auditors.........................................  1

    Statements of Net Assets Available for Benefits........................  2

    Statement of Changes in Net Assets Available for Benefits..............  3

    Notes to Financial Statements..........................................  4

    Schedule H, line 4i-Schedule of Assets (Held At End of Year)........... 11

    Signature.............................................................. 13

    Exhibit 23:  Consent of Independent Auditors........................... 14

    Exhibit 99.1: Section 906 Certification................................ 15

    Exhibit 99.2: Section 906 Certification................................ 16



REPORT OF INDEPENDENT AUDITORS

To the Pension and 401(k) Plan Committee of MBNA Corporation

We have audited the accompanying statements of net assets available for benefits of MBNA Corporation 401(k) Plus Savings Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
Baltimore, Maryland
June 6, 2003



MBNA CORPORATION 401(k) PLUS SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS


                                                          December 31,
                                                  ----------------------------
                                                      2002           2001
                                                  -------------  -------------
ASSETS
Investments at fair value:
  Collective investment funds...................  $  99,240,943  $  97,517,613
  Interest in registered investment companies...    174,913,939    187,867,899
  Short-term investment fund....................      5,403,059      2,302,284
  Common Stock of MBNA Corporation..............    168,551,531    208,776,374
  Participant loans.............................     31,274,724     27,993,977
                                                  -------------  -------------
                                                    479,384,196    524,458,147
Investments at contract value:
  Guaranteed investment contracts...............    101,073,866     64,048,754
                                                  -------------  -------------
    Total investments...........................    580,458,062    588,506,901
Contributions receivable........................        118,291         10,322
Receivable for securities sold..................              -      1,571,475
Income receivable...............................        773,283        566,801
                                                  -------------  -------------
    Total assets................................    581,349,636    590,655,499

LIABILITIES
Payable for securities purchased................      1,081,076              -
Accrued expenses and other liabilities..........        217,839         72,716
                                                  -------------  -------------
    Total liabilities...........................      1,298,915         72,716
                                                  -------------  -------------
    Net assets available for benefits...........  $ 580,050,721  $ 590,582,783
                                                  =============  =============


==============================================================================
The accompanying notes are an integral part of the financial statements.








MBNA CORPORATION 401(k) PLUS SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                       For the Year Ended
                                                        December 31, 2002
                                                       ------------------
ADDITIONS
Investment income:
  Interest from short-term investment fund...........  $        4,958,705
  Income from collective investment funds............           1,359,056
  Income from interest in registered investment
   companies.........................................           3,123,951
  Dividends on Common Stock of
   MBNA Corporation..................................           2,314,199
  Interest income from participant loans.............           2,475,886
                                                       ------------------
    Total investment income..........................          14,231,797
Contributions:
  Employer...........................................          27,069,336
  Participant........................................          57,062,100
                                                       ------------------
    Total additions..................................          98,363,233

DEDUCTIONS
Net realized and unrealized depreciation in
 fair value of investments...........................          87,052,836
Benefits paid to participants or beneficiaries.......          20,831,396
Administrative expenses..............................           1,011,063
                                                       ------------------
    Total deductions.................................         108,895,295

  Net decrease.......................................         (10,532,062)

Net assets available for benefits at
 beginning of year...................................         590,582,783
                                                       ------------------
Net assets available for benefits at
 end of year.........................................  $      580,050,721
                                                       ==================


==============================================================================
The accompanying notes are an integral part of the financial statements.


MBNA CORPORATION 401(k) PLUS SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1:  DESCRIPTION OF THE PLAN

The following description of the MBNA Corporation 401(k) Plus Savings Plan ("the Plan") provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions. Copies of the Summary Plan Description are available from the Compensation and Benefits Department of MBNA Corporation ("the Corporation").

General

The Plan is a defined contribution plan that is intended to qualify under section 401(a) of the Internal Revenue Code of 1986, as amended. The Plan covers substantially all employees of the Corporation located in the United States who have been employed by the Corporation for one or more years and have completed at least one thousand hours of service in any one year. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

The designated trustee of the Plan and custodian of the Plan's investments is The Northern Trust Company ("Northern Trust").

Contributions

For eligible Participants, the Corporation automatically contributes 1% of an eligible Participant's base salary in cash. Effective May 2002, eligible Participants may contribute up to a maximum of 25% of base salary on a pre-tax basis and 15% on an after-tax basis, with the first 6% matched at a rate of 50% by the Corporation in cash. For 2001 and through April 2002 the maximum pre-tax contribution that could be made by a Participant was 12% and the maximum after-tax contribution was 10%. Contributions are subject to certain additional limitations.

Participant's Accounts

Five or more separate accounts may be created for each Participant under the Plan, as the Pension and 401(k) Plan Committee of MBNA Corporation
("The Committee") deems appropriate. Such accounts will include the Qualified Nonelective Contribution Account, Before-Tax Contribution Account, Employer Matching Contribution Account, After-Tax Contribution Account and Rollover Account. Each account shall be credited or debited as of each business day or any other date specified by the Committee (referred to as the valuation date) with an allocable portion of the earnings (or losses) of the investment funds in which the accounts are invested, based on the account balances as of the day following the last valuation date, adjusted for contributions and loan repayments since the preceding valuation date.

Vesting

All contributions to Plan, including any amounts contributed by the Corporation, are immediately 100% vested.
Withdrawals

The Plan permits Participants to make withdrawals from their accounts during employment. The amount which a Participant may withdraw is determined based on the value of the Participant's account as of the most recent valuation date following their request. Only two withdrawals will be permitted in any calendar year except for "hardship withdrawals" as defined in the Summary Plan Description. The minimum amount of any withdrawal is $200. All withdrawals are subject to certain limitations and/or penalties.

Investment Options

The Plan offers eight investment options. A Participant's contribution may be invested in 5% increments in any of the available funds. However, Participants may not direct more than 25% of the current contributions being credited to their accounts to be invested in the MBNA Stock Fund. Participants have the option to change the contributions and investments once a month or as determined by the Committee. The Plan's investment options are:

     Fixed Income Fund - Dwight Asset Management Fixed Income Fund (a) Bond Fund - Bond Fund of America
     Diversified Fund - American Balanced Fund
     Index Fund - Barclays Global Investors Equity Index Fund
     Growth Fund - MFS Research Fund
     Moderate Aggressive Fund - Baron Asset Fund
     Aggressive Growth Fund - PBHG Growth Fund
     MBNA Stock Fund - Common Stock of MBNA Corporation

     (a) Comprised of the SEI Stable Asset Fund, the Short-term Investment Fund, Guaranteed Investment Contracts, and Synthetic Guaranteed Investment Contracts.

Participant Loans

A Participant may not have more than two loans outstanding at any time; only one loan may be made to a Participant during any Plan year; and only one loan may be made during any six-month period.

The maximum amount of any loan to a Participant may not exceed the lesser of $50,000 or 50% of their account balance. Each Plan loan bears a rate of interest as determined by the Committee on a quarterly basis. The interest rate is fixed for the duration of the loan. At December 31, 2002 interest rates on Participant loans ranged from 5.75% to 10.50%. At December 31, 2001 interest rates on Participant loans ranged from 7.00% to 10.50%. Loans are repaid through payroll deductions in equal installments within five years, unless the proceeds of the loan are used to purchase the Participant's primary residence, in which event the term may be up to thirty years.








Payment of Benefits

Upon termination of a Participant's employment for any reason, whether by retirement, resignation, discharge, death or disability, the Participant, or the Participant's designated beneficiaries upon death, is entitled to receive the balance credited to his or her account. A Participant may elect to receive an immediate distribution or, if the balance credited to their account exceeds $5,000, elect to defer receipt until attaining age 65 if they separate from service before age 65. Distributions will be based upon the value of the Participant's account as of the valuation date preceding the distribution.

If a Participant's account is valued at $5,000 or less, in the absence of an election from the Participant, the account balance is automatically paid in a lump sum. If a Participant's account is valued at more than $5,000, the account may be distributed in a lump sum payment or in monthly, quarterly, semiannual, or annual installments of approximately equal amounts over a period not to exceed the lesser of 10 years or the life expectancy of the Participant or beneficiary. Alternatively, a Participant may rollover the account to another qualified plan or to an individual retirement account.

Administrative Expenses

Administrative expenses, including amounts paid to Northern Trust for acting as trustee and custodian of the Plan's investments, are paid by the Plan.

Plan Termination

Although it has not expressed any intention to do so, the Corporation has the right to terminate the Plan in whole or in part at any time; however, in such circumstances, the Participants would receive the full value of their accounts.























NOTE 2:  SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The Plan's financial statements have been prepared in accordance with accounting principles generally accepted in the United States on the accrual basis, which requires the Corporation's management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. For purposes of comparability, certain prior period amounts have been reclassified.

Investment Valuation and Income Recognition

The Plan's investments are stated at aggregate fair market value, except for guaranteed investment contracts (Note 4). Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the year. Investments traded in the over-the-counter market and listed securities for which no sale was reported on that date are valued at the last reported bid price. Interest in registered investment companies (mutual funds) and investments in collective investment funds are stated at the Plan's interest in the fair value of the underlying assets in the registered investment companies and collective investment funds. Participant loans are carried at the amount borrowed by the Participant less principal repayments, which approximates fair value.

The difference between fair value and cost of investments held, and net realized gain or loss on sale of investments (difference between the proceeds received and the average cost of investments sold), is reflected in the Statement of Changes in Net Assets Available for Benefits as net realized and unrealized depreciation in fair value of investments.

Payment of Benefits

Benefits are recognized when paid.

NOTE 3:  INVESTMENTS

The net realized and unrealized depreciation in fair value of the Plan's investments was as follows:
                                                       For the Year Ended
                                                        December 31, 2002
                                                       ------------------

  Collective investment funds........................  $       18,390,162
  Interest in registered investment companies........          38,046,621
  Common Stock of MBNA Corporation...................          30,616,053
                                                       ------------------
    Total net realized and unrealized
     depreciation in fair value of investments.......  $       87,052,836
                                                       ==================




Individual investments that represent 5% or more of the Plan's net assets available for benefits at December 31, 2002 and 2001 are as follows:

                                                        2002          2001
                                                    ------------  ------------

Collective investment funds:
  Barclays Global Investors Equity Index Fund...... $ 65,174,273  $ 76,450,452
  SEI Stable Asset Fund............................   34,066,670
Interest in registered investment companies:
  American Balanced Fund...........................   62,235,429    63,175,410
  MFS Research Fund................................   49,170,487    59,201,894
  PBHG Growth Fund.................................                 30,425,311
Common Stock of MBNA Corporation...................  168,551,531   208,776,374
Guaranteed investment contracts ("GIC"):
  CDC-FP synthetic GIC.............................   32,731,943
  State Street Bank & Trust synthetic GIC..........   33,596,640

NOTE 4:  INVESTMENT CONTRACTS

Guaranteed investment contracts, both traditional and synthetic, owned by the Plan are fully benefit responsive and are stated at contract value (which represents contributions made under the contract, plus interest earned, less withdrawals and administrative expenses). Certain contracts contain early withdrawal penalties, except those that fulfill benefits elected by Plan Participants in accordance with the terms of the contract. A fully benefit responsive guaranteed investment contract provides a liquidity guarantee by a financially responsible third party of principal and previously accrued interest for liquidations, transfers, loans, or hardship withdrawals initiated by the Plan Participants exercising their rights to withdraw, borrow, or transfer funds under the terms of the Plan.

The traditional guaranteed investment contracts held by the Plan at December 31, 2002 and 2001 had Standard and Poor's ratings ranging from AA to AAA. The Plan holds fixed rate and variable rate guaranteed investment contracts. The variable rate guaranteed investment contracts reprice quarterly. The contract value of the guaranteed investment contracts approximate fair value.

A synthetic guaranteed investment contract is an investment contract in which the Plan owns the underlying assets. With synthetic guaranteed investment contracts, the Plan purchases a benefit responsive wrapper contract issued by an independent third party that provides market and cash flow risk protection to the Plan. Synthetic guaranteed investment contracts are valued at contract value because the Plan will receive such value and only such value if the contract is accessed to pay Participant benefits or transfers.

The fair value of the underlying assets for the Plan's synthetic guaranteed investment contracts exceeded the contract value by $3,603,368 at December 31, 2002. The contract value of the synthetic guaranteed investment contracts at December 31, 2001 approximated fair value.




The Plan's investments in guaranteed investment contracts presented in the aggregate for the years ended December 31, 2002 and 2001 were as follows:

                                                   2002             2001
                                              ---------------  ---------------
  Contract value............................  $   101,073,866  $    64,048,754
  Fair value................................      104,677,234       64,048,754
  Weighted average yield....................             5.41%            6.69%
  Crediting interest rates ranging from.....    4.02% to 7.67%   5.45% to 7.67%
  Maturity dates ranging from (a)...........     2003 to 2008     2002 to 2006

(a) Synthetic guaranteed investment contracts, with a fair market value of $69,931,951 and $32,833,815, for the years ended December 31, 2002 and 2001, respectively, do not have a stated maturity and are periodically reviewed by Dwight Asset Management to ensure the contract terms remain reasonable in comparison to the market.

NOTE 5:  TRANSACTIONS WITH PARTIES-IN-INTEREST

For the year ended December 31, 2002, the Plan earned investment income of $63,675 on its investments administered by the trustee. In addition, for the year ended December 31, 2002, the Plan earned dividend income of $2,314,199 on shares of MBNA Corporation Common Stock held by the Plan. As of December 31, 2002 and 2001, the Plan also had a dividend receivable of $612,118 and $540,893, respectively, on shares of MBNA Corporation Common Stock held by the Plan. The dividend receivable is included in income receivable on the Statement of Net Assets Available for Benefits. Fees paid during the year for services rendered to the Plan by parties-in-interest were based on customary and reasonable rates for such services.

NOTE 6:  TAX STATUS

The Plan received a determination letter from the Internal Revenue Service dated April 17, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code ("the Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax exempt.














NOTE 7:  RECONCILIATION TO FORM 5500

The following is a reconciliation of net assets available for benefits according to the financial statements to Form 5500:
                                                          December 31,
                                                  ----------------------------
                                                      2002           2001
                                                  -------------  -------------
  Net assets available for benefits per the
   financial statements.........................  $ 580,050,721  $ 590,582,783
  Amounts allocated to withdrawing participants.       (110,437)      (360,927)
                                                  -------------  -------------
  Net assets available for benefits
   per Form 5500................................    579,940,284    590,221,856
                                                  =============  =============

The following is a reconciliation of benefits paid to participants according to the financial statements to Form 5500:
                                                       For the Year Ended
                                                        December 31, 2002
                                                       ------------------
  Benefits paid to participants or beneficiaries
   per the financial statements......................  $       20,831,396
  Add: amounts allocated to withdrawing
   participants at December 31, 2002.................             110,437
  Less: amounts allocated to withdrawing
   participants at December 31, 2001.................            (360,927)
                                                       ------------------
  Benefits paid to participants or beneficiaries
   Per Form 5500                                               20,580,906
                                                       ==================
Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

NOTE 8: NEW ACCOUNTING PRONOUNCEMENT

During April 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" ("Statement No. 149").
Statement No. 149 amends and clarifies financial accounting and reporting for derivative financial instruments. Statement No. 149 is effective for contracts entered into or modified after June 30, 2003, and hedging relationships designated after June 30, 2003. The implementation of Statement No. 149 will not have a material impact on the Plan's financial statements.


ATTACHMENT TO FORM 5500
EIN:  52-1713008
PN:   001


SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR) (1)
MBNA CORPORATION 401(k) PLUS SAVINGS PLAN
December 31, 2002


Identity of Issue, Borrower,                      Description of     Current
Lessor or Similar Party                             Investment        Value
-----------------------------------------------  ----------------  ------------

INVESTMENTS AT FAIR VALUE:

Collective investment funds:
  Barclays Global Investors Equity
   Index Fund..................................   2,566,927 units  $ 65,174,273
  SEI Stable Asset Fund (3)....................  34,066,670 units    34,066,670
                                                                   ------------
    Total collective investment funds..........                      99,240,943

Interest in registered
 investment companies:
  American Balanced Fund.......................   4,315,910 units    62,235,429
  MFS Research Fund............................   3,477,404 units    49,170,487
  Bond Fund of America.........................   1,691,717 units    21,484,806
  PBHG Growth Fund.............................   1,609,163 units    22,817,932
  Baron Asset Fund.............................     557,969 units    19,205,285
                                                                   ------------
    Total interest in registered
     investment companies......................                     174,913,939

Short-term investment fund (3).................                       5,403,059

Common Stock of MBNA Corporation (2)...........  8,861,805 shares   168,551,531

Participant loans (with interest rates
 ranging from 5.75% and 10.50% and maturity
 dates through 2032)(2)........................                      31,274,724
                                                                   ------------
    Total investments at fair value............                     479,384,196











Identity of Issue, Borrower,                     Description of     Current
Lessor or Similar Party                            Investment        Value
----------------------------------------------  ----------------  ------------

INVESTMENTS AT CONTRACT VALUE:

Guaranteed investment contracts ("GIC") (3):
  John Hancock GIC (#9703).....................       7.010%      $  5,056,937
  The Travelers GIC (#17695)...................       7.430%         5,937,442
  Principal Life (#46425)......................       6.170%         3,303,765
  New York Life GIC (#31133)...................       7.670%         3,612,781
  Monumental GIC (#00180)......................       7.520%         3,615,742
  Monumental GIC (#04179)......................       5.450%         3,178,714
  Allstate GIC (#6356).........................       4.020%         5,008,105
  Metropolitan Life GIC (#28718)...............       4.070%         5,031,797
                                                                  ------------
                                                                    34,745,283
Synthetic Guaranteed investment contracts (3):
  Dwight Target 2 Fund.........................                     20,194,312
  Dwight Target 5 Fund.........................                     13,680,632
  CDC-FP wrapper contract......................                     (1,143,001)
                                                                  ------------
    CDC-FP synthetic GIC (#1081)...............       4.590%        32,731,943

  Dwight Target 2 Fund.........................                      5,575,326
  Dwight Target 5 Fund.........................                     30,481,681
  State Street wrapper contract................                     (2,460,367)
                                                                  ------------
    State Street Bank & Trust
     synthetic GIC (#97056)....................       5.470%        33,596,640
                                                                  ------------
      Total investments at contract value......                    101,073,866


      Total investments........................                   $580,458,062
                                                                  ============



(1) Historical cost omitted as all investments are Participant-directed.
(2) Party-in-interest.
(3) Included as part of the Dwight Asset Management Fixed Income Fund.











                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.



                                                    MBNA Corporation 401(k)
                                                       Plus Savings Plan
                                               -------------------------------
                                                         (Name of Plan)


Date: June 30, 2003                       By:  /s/    Vernon H.C. Wright
                                               -------------------------------
                                                Name: Vernon H.C. Wright on
                                                behalf of the Pension and
                                                401(k) Plan Committee of
                                                MBNA Corporation































EXHIBIT 23:  CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the following Registration Statements of MBNA Corporation, and in the related Prospectuses, of our report dated June 6, 2003 included in Form 11-K, with respect to the financial statements and schedule of the MBNA Corporation 401(k) Plus Savings Plan for the year ended December 31, 2002:

Number         33-41936          on Form S-8 dated July 22, 1991
Number         33-41895          on Form S-8 dated July 24, 1991
Number         33-71640          on Form S-8 dated November 15, 1993
Number         33-95438          on Form S-8 dated August 4, 1995
Number         333-15721         on Form S-3 (as amended by Post-Effective
                                  Amendment No. 1) dated December 10, 1996
Number         333-21181         on Form S-4 (as amended by Amendment
                                  No. 1) dated February 25, 1997
Number         333-06824         on Form S-8 dated April 22, 1997
Number         333-51477         on Form S-8 dated April 30, 1998
Number         333-74919         on Form S-3 (as amended by Post-Effective
                                  Amendment No. 1) dated March 24, 1999
Number         333-79987         on Form S-8 dated June 4, 1999
Number         333-44422         on Form S-8 dated August 24, 2000
Number         333-45814         on Form S-3 dated September 14, 2000


                                            /s/ Ernst & Young LLP

Baltimore, Maryland
June 27, 2003



























                                                                   EXHIBIT 99.1

This certification is being furnished to the Securities and Exchange Commission solely pursuant to Section 1350 of Chapter 63 of title 18, United States Code, "Failure of corporate officers to certify financial reports" ("Section 1350"), and is not being filed as part of the Annual Report for the MBNA Corporation 401(k) Plus Savings Plan ("401(k) Plan") on Form 11-K for the period ended December 31, 2002 accompanying this certification (the "Report"), or as a separate disclosure document.

I, Lance L. Weaver, in my capacity as the member of the Pension and 401(k) Plan Committee of MBNA Corporation with principal executive responsibilities, certify that to my knowledge, the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that the information contained in the Report fairly presents, in all material respects, the net assets available for benefits and changes in net assets available for benefits of the 401(k) Plan. This written statement is being furnished to the Securities and Exchange Commission as an exhibit to the Report. A signed original of this written statement required by Section 1350 has been provided to the 401 (k) Plan and will be retained by the 401 (k) Plan and furnished to the Securities and Exchange Commission or its staff upon request.


Date:   June 30, 2003                      /s/   Lance L. Weaver
                                           -------------------------------

                                                 Lance L. Weaver
                                        member of the Pension and 401(k) Plan
                                            Committee of MBNA Corporation



























EXHIBIT 99.2

This certification is being furnished to the Securities and Exchange Commission solely pursuant to Section 1350 of Chapter 63 of title 18, United States Code, "Failure of corporate officers to certify financial reports" ("Section 1350"), and is not being filed as part of the Annual Report for the MBNA Corporation 401(k) Plus Savings Plan ("401(k) Plan") on Form 11-K for the period ended December 31, 2002 accompanying this certification (the "Report"), or as a separate disclosure document.

I, Vernon H.C. Wright, in my capacity as the member of the Pension and 401(k) Plan Committee of MBNA Corporation with principal financial responsibilities, certify that to my knowledge, the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that the information contained in the Report fairly presents, in all material respects, the net assets available for benefits and changes in net assets available for benefits of the 401(k) Plan. This written statement is being furnished to the Securities and Exchange Commission as an exhibit to the Report. A signed original of this written statement required by Section 1350 has been provided to the 401 (k) Plan and will be retained by the 401 (k) Plan and furnished to the Securities and Exchange Commission or its staff upon request.



Date:  June 30, 2003                       /s/    Vernon H.C. Wright
                                           -------------------------------
                                                  Vernon H.C. Wright
                                        member of the Pension and 401(k) Plan
                                            Committee of MBNA Corporation




11